Dardanos Acquisition Corp

2000 Hamilton Street, #943

Philadelphia, PA 19130

Tel/Fax: (215) 405-8018

Email: william.tay@hotmail.com

November 28, 2012

VIA EDGAR TRANSMISSION AND EMAIL

Attention: Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Dardanos Acquisition Corp.

Amendment No. 2 to Form 10

Filed November 28, 2012

File No.: 000-54810

Dear Ms. Jacobs:

On behalf of Dardanos Acquisition Corp. (“we”, “us”, or the “Company”), we are responding to comments contained in the Staff letter, dated November 20, 2012 addressed to Mr. William Tay, the Company’s President, Secretary and Director, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

General

  Please revise your disclosure to include the information contained in your response to prior comment 2.

COMPANY RESPONSE

We have revised to disclose (refer to the third paragraph in page 25) that Mr. Tay has elected to file three separate Form 10 registration statements at this time because he desires to have an inventory of at least 8 blank check companies for future business combinations, and that he believes a blank check company with a longer SEC reporting history under the Exchange Act is more attractive to a potential merger candidate, than a newly formed blank check company with limited or no SEC reporting history.

  Please address the last sentence of prior comment 3 (i.e. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.)

COMPANY RESPONSE

We have disclosed in the last paragraph in page 8, that we qualify as a “Smaller Reporting Company”. Moreover, as a Smaller Reporting Company and so long as we remain a Smaller Reporting Company, we benefit from the same exemptions and exclusions as an Emerging Growth Company. In the event that we cease to be an Emerging Growth Company as a result of a lapse of the five year period, but continue to be a Smaller Reporting Company, we would continue to be subject to the exemptions available to Emerging Growth Companies until such time as we were no longer a Smaller Reporting Company. We also further disclosed the definition of a Smaller Reporting Company.

Item 1. Business

(b) Business of Issuer, page 3

  We note your added disclosure in response to prior comment 15 on pages 3 and 4. Please revise to discuss briefly the requirements under Rule 419(e) to allow the purchaser to confirm its election to remain an investor. Please also revise to clarify how entering into a transaction with a company that would still be considered a shell company or blank check company would affect your ability to meet the conditions under Rule 144(i).

COMPANY RESPONSE

We have added disclosure on page 5 of the 4th paragraph to discuss briefly the requirements under Rule 419(e) to allow a purchaser to confirm its election to remain an investor, if we publicly offer any securities as a condition to the closing of any acquisition or business combination while we are a blank check or shell company. In addition, if we enter into a transaction with a company that would still be considered a shell company or blank check company, the resale restrictions of Rule 144(i) would be applicable to us.

Search for Target Business, page 5

  In response to prior comment 5, you disclose various ways that you intend to search for a target business combination, including listing your company for sale on one particular website. Please clarify that you will comply with any applicable securities laws given your status as a reporting company. Please also revise your disclosure to indicate whether there have been any specific methods of solicitation that have been successful in the past and if so, how Mr. Tay intends to apply these methods to this company.

COMPANY RESPONSE

We have disclosed in the second last paragraph in page 5 that we will comply with any applicable securities laws given our status as a reporting company. Furthermore, we have also disclosed in this paragraph that we will list our company for sale or merger on the MergerNetwork.com website because this method of soliciting for a target business has proven successful in the past for the blank check companies in which our sole officer and director, Mr. Tay, has been involved with.

  We note your response to prior comment 7; however it remains unclear how compensation to be received by Mr. Tay, other affiliates, or the company will affect the decision to proceed with a business combination and how compensation had affected decisions in the past regarding prior business combinations with other blank check companies with which Mr. Tay has been involved. Please revise to clarify, addressing specifically the types of compensation to be received by Mr. Tay and other affiliates is a “per determined obligation[n]… to become a public company and continue reporting as required by the SEC”.

COMPANY RESPONSE

We have revised this section entirely to disclose that in the evaluation of potential target companies, we will ensure that the target company has the necessary cash resources to meet determined obligations that may be different from time to time to become a public company and continue reporting as required by the SEC. These obligations include ongoing legal fees, audit fees and filing fees. The financial capabilities of the target company have affected the decisions of a business combination for blank check companies Mr. Tay will affect the decision to precede with a business combination with the Registrant.

Item 1A. Risk Factors

The Company is subject to numerous risk factors… page 9

  We note your added disclosure in response to prior comment 11. Please revise this risk factor and the risk factor, “There is no assurance that the Company will ever be profitable” to clarify that you have received no funding commitment or agreement from Mr. Tay and to address any risks faced by you if these payments are not received. Please also revise to discuss the costs related to consummating an acquisition as noted on page 15.

COMPANY RESPONSE

We have revised the risk factors in page 10 to clarify that we have received no funding commitment or agreement from Mr. Tay to date, and also addressed the risks that if we do not receive the necessary funding from Mr. Tay, we will not be able to meet our SEC reporting obligations, and as a result, will not be able to attract a private company with which to combine. In addition, we have also revised to discuss that if we enter into a business combination with a target entity, we will require the target company to pay the acquisition related fees and expenses as a condition precedent to such an agreement.

Item 5. Director and Executive Officers

Prior and Current Blank Check Company Experience, page 18

  Please revise the column “Business Combination” to address to whom each blank check company was transferred or the identity of the successor entity. Additionally, it is unclear under the presentation under footnote 4 whether footnote 4 applies only to companies with the appropriate footnote or if it applies to all companies listed in the table.

COMPANY RESPONSE

We have revised the column “Business Combination” to address to whom each blank check company was transferred and/or the identity of the successor entity. We have also revised to include the footnote (4) for all companies listed under the “Name” column.

Item 6. Executive Compensation, page 25

  We note that you have included the stock Mr. Tay received in exchange for services rendered to the company in the Summary Compensation Table under “All Other Compensation.” Please tell us why you included this compensation in this column, addressing specifically Item 402(n)(2)(ix) of Regulation S-K.

COMPANY RESPONSE

It has been removed from the “All Other Compensation” column under the Summary Compensation Table.

Closing Comments

COMPANY RESPONSE

In response to your Closing Comments, we acknowledge to the Commission that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dardanos Acquisition Corp.

/s/ William Tay

Name: William Tay

Title: President and Director